OMV Aktiengesellschaft

OMV Investor News

06014069

May 23, 2006

82-3209

Legal requirements for OMV and Verbund merger not fulfilled

SUPPL

OMV Aktiengesellschaft announces that the necessary parliamentary decisions, which would have been a precondition for the OMV and Verbund merger, will not be taken. For the realization of the merger a two thirds majority of the Austrian Parliament would have been required in order to transfer the 51% stake in Verbund owned by the Republic to OMV Verbund.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

dlw 6/5

Move & More. OMV

OMV Aktiengesellschaft

OMV Investor News

May 24, 2006

Results of OMV's Annual General Meeting

- **Dividend of EUR 0.90 per share approved by Annual General Meeting**
- **Authorization to buy back shares**

OMV's Annual General Meeting has approved a dividend of EUR 0.90 per share for 2005 as well as all agenda resolutions. OMV CEO Wolfgang Ruttenstorfer: "2005 was a successful year for OMV. The consistent implementation of our growth strategy together with a favorable market environment has produced another record financial performance. OMV has strengthened its clear leadership in the Central European oil and gas industry and we are committed to further profitable growth in the next years."

The EUR 0.90 per share dividend represents a payout ratio of 21%. The ex-dividend date is May 30 and the payment date is May 31, 2006. In accordance with the agenda the meeting duly adopted the annual financial statements and discharged the Executive Board and Supervisory Board. The annual remuneration of the Supervisory Board was set at the same level as 2005. Deloitte Wirtschaftsprüfungs GmbH was reappointed as auditor for 2006.

Share buy back

The meeting authorized the Executive Board to acquire own bearer shares up to the maximum extent legally permitted, during a period of 18 months as of today. The share buy back could be carried out at a minimum price of EUR 25.00 and a maximum price per share which must not exceed the average unweighted closing price over the ten preceding trading days by more than 30%.

Management stock option plan

The meeting approved a new stock option plan. The maximum number of plan participants is currently 53. Exercise of the options is conditional on own investments of up to a maximum of EUR 60,000 in the case of members of the Executive Board and EUR 20,000 in that of other senior executives. Own investments of 25%, 50% or 75% of these amounts are permissible. The plan is subject to a two year blocking period, and exercise is conditional on an increase of at least 15% in the company's stock price, based on the average closing price at the Vienna Stock Exchange between May 20 and August 20, 2006. The program is aimed at aligning the interests of management and shareholders more closely by giving management a substantial stake in the success of the company.

Move & More. OMV

Voting results will be posted on the OMV site at www.omv.com > Investor Relations > Investor News > Annual General Meeting 2006.

Background information:

OMV Aktiengesellschaft

With Group sales of EUR 15.58 billion and a workforce of 49,919 employees in 2005, as well as market capitalization of approximately EUR 12 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal to increase its market share to 20% by 2010. In Exploration and Production (E&P) OMV is active in 17 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 45 bcm of natural gas annually to countries such as Germany and Italy. OMV owns a 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 50% AMI Agrolinz Melamine International, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in Petrom, Romania's biggest oil and gas company in 2004, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of around 1.4 billion boe, daily production of around 340,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,531 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approximately 18%.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement **January–June 2006** on August 17, 2006

OMV Investor News

Results for Q1 2006

May 16, 2006
7.00am (UK time) – 8:00am (CET)

Strong financial performance despite mixed environment

Q4/05	Q1/06	Q1/05	Δ%	in EUR mn	2005	2004	Δ%
332	541	427	27	EBIT	1,958	975	101
537	491	437	12	Clean EBIT	2,305	1,008	129
262	430	310	39	Net income	1,496	690	117
237	319	256	24	Net income after minorities	1,256	689	82
335	297	263	13	Clean net income after minorities	1,391	711	96
0.79	1.07	0.86	24	EPS in EUR	4.21	2.55	65
1.12	1.00	0.88	13	Clean EPS in EUR	4.66	2.64	77
302	506	625	(19)	Cash flow from operations	2,108	1,039	103
1.01	1.69	2.09	(19)	CFPS in EUR	7.06	3.86	83

- ▷ **Clean EBIT at EUR 491 mn up by 12%; Petrom contributed EUR 217 mn, an increase of 60%**
- ▷ **Clean NIAT after minorities at EUR 297 mn up by 13%**
- ▷ **Strong cash flow increases net cash position at the end of March**
- ▷ **Clean EPS after minorities EUR 1.00 up by 13%; reported EPS 24% higher at EUR 1.07**
- ▷ **Significant steps taken to grow Refining and Marketing business and continuous focus on portfolio rationalization**
- ▷ **Outlook: Our target remains to repeat the excellent performance of 2005, despite an environment expected on balance to be somewhat more challenging**

Wolfgang Ruttenstorfer, CEO of OMV

"The existing high crude price environment helped us to a strong set of results in the first quarter, with Petrom contributing a clean EBIT of EUR 217 mn. While our Exploration and Production business clearly benefits from high crude prices it is also evident that these high price levels represent a challenge for Refining and Marketing, as they put pressure on margins and increase the cost of own energy consumption in refineries, in particular in Petrom. Restructuring Petrom and improving the cost position in Romania will remain an area of focus. Refining margins in our other markets, as in previous years, were weak in the first quarter, though the balance of the year is expected to bring improvements.

At the same time we stay committed to develop our business further and to take advantage of the opportunities created by the continued integration and liberalization of European energy markets. Through our acquisition of a 34% stake in Turkish Petrol Ofisi we have gained access to one of the largest and fastest growing markets in Europe. The merger of OMV and Verbund, announced on May 10, better positions the integrated group to fully capitalize on its combined know how in gas and power. Through the combined financial strength of the new group we will enhance the long term growth potential of our exposure to Central Europe."

Move & More. OMV

Financial highlights

January–March 2006 (Q1/06)

In the first three months of 2006 high oil prices boosted upstream results and led to a strong financial performance by the Group. The **Group's EBIT** of EUR 541 mn was 27% above the level of Q1/05. The EBIT contribution of **Petrom** was EUR 274 mn and doubled compared to Q1/05. **Net income from investment activities** increased by 36% and reflected the strong contribution from our gas affiliate EconGas, whereas the contribution from Borealis was lower than last year due to weakening margins in that sector. **Net income after minorities** of EUR 319 mn was 24% above last year's level. **Clean EBIT** rose by 12% to EUR 491 mn after excluding mainly special income from the disposal of drilling rigs in Petrom, which were identified as non core assets. Thus **Petrom's** clean EBIT contribution was EUR 217 mn, up by 60%. **Clean net income after minorities** was EUR 297 mn and **clean EPS** after minorities were EUR 1.00, 13% higher than last year.

Starting with 2006, we no longer present **Petrom's results** as a totally separate business segment. EBIT is instead reported within the E&P, R&M and Gas segments. To maintain the same level of transparency we also show Petrom's contribution within the individual segments.

In **Exploration and Production (E&P)** clean EBIT increased by 74% reflecting significantly higher oil and gas prices. Due to the sale of gas assets in Australia last year, as part of the portfolio rationalization, and the lower production in Romania the Group's oil and gas production at 337,000 boe/d was 2% lower than last year.

In **Refining and Marketing (R&M)** clean EBIT turned negative, mainly driven by Petrom's refining business. R&M results reflect a weaker margin environment in all businesses, in bulk refining and petrochemicals as well as in Marketing. In addition high crude prices adversely impacted results, as they increased the cost of own energy consumption in refineries, in particular in Petrom, where the level of energy intensity is significantly above western standards. At the end of the quarter OMV reported a fire at the Schwechat refinery.

In the **Gas** segment clean EBIT was significantly up, as the gas marketing activities of Petrom have been included for the first time as they have been transferred out of Petrom's E&P business. As market expectations regarding gas storage capacity have shifted compared to last year, gas storage capacities sold have increased again.

Significant events

On January 4, 2006 OMV closed the acquisition of 70 high-quality Aral service stations in the Czech Republic. This moved OMV to No. 1 in the Czech filling station market.

As part of Petrom's divestment program for non-core activities, 6 off-shore mobile drilling units and also on-shore facilities were sold for a total consideration of USD 100 mn.

In order to efficiently structure the Group's Marketing activities OMV is selling its business in Romania, Bulgaria, and Serbia and Montenegro to its subsidiary Petrom. Petrom receives 178 OMV filling stations as well as the corresponding wholesale business. The enterprise value of this transaction of EUR 234 mn is subject to customary adjustments for debt and working capital. Closing for activities in Bulgaria took place on March 7.

On March 8, 2006 OMV closed the sale of its 7.5% interests in block 12 and 13 in Qatar. The respective sales agreement was signed on August 22, 2005 with Marubeni Corporation of Japan. OMV's share of production was about 1,100 bbl/d. The Partners have agreed not to disclose the sales price.

In order to get access to one of Europe's largest and fastest growing markets OMV acquired a 34% stake in Petrol Ofisi, Turkey's leading company in the retail and commercial business from Doğan Holding. The price of the transaction amounts to USD 1,054 mn, financed through cash flow and partially through existing credit facilities. After the sale, Doğan Holding holds 52.7% of Petrol Ofisi. Doğan Holding and OMV will jointly control the company's business activities, both acting as equal partners. The administrative Board of Petrol Ofisi will have 8 directors, four of which would be appointed by OMV and four by Doğan Holding. 13.3% of the shares are traded as free float on the Istanbul Stock Exchange.

On May 10, OMV and Verbund, Austria's leading power provider, with wide-ranging activities across Europe, signed an agreement to form a new energy group, with its head office in Vienna. The aim of the two companies is to merge as equal partners, in proportion to their market capitalization (60/40). This will create the leading integrated energy group in Central Europe with profitable growth potential. The deal is expected to close towards the end of 2006.

Outlook 2006

We expect the main determinants of our financial performance – crude prices, refining margins and the dollar exchange rate – to remain highly volatile in 2006.

In summary our target remains to repeat the excellent performance of 2005, despite an environment expected on balance to be somewhat more challenging.

We see crude prices staying at high overall levels though with considerable short-term fluctuations. As regards the USD exchange rate, we expect a weaker dollar compared to last year. We forecast considerably lower refining margins in 2006 compared to the exceptionally strong ones in 2005 and the spread between Brent and Urals prices should stay at around 2005 levels.

E&P will continue to benefit from the high crude price environment. The main investment priorities for 2006 will be the appraisal of the Austrian gas field Strasshof and the development of fields in New Zealand, Libya and Yemen. Block S2 (Al Uqlah) in Yemen is expected come onstream in Q3. Furthermore, investments will focus on production optimization in Romania. As of April 1, 2006 the service contract of the Boqueron oil field in Venezuela has been terminated by the Government and has been replaced by a share participation in a Venezuelan company. The respective production of about 2,300 bbl/d will no longer be reflected in E&P's operations. Instead this participation will be consolidated as a financial participation. In total production volumes should be unchanged compared to 2005.

We expect **R&M** to face lower refining margins, and see retail margins remaining tight as a result of continued high price levels. Due to the fire of the crude distillation unit in Schwechat at the end of Q1, throughput will be reduced until Q3 when final repairs will make a short refinery shutdown necessary. As a result of this we expect the profits to be impacted by around EUR 30 mn. Nevertheless we are looking for a slightly increased refining output due to the cracker expansion which came on stream at Schwechat in 2005 and improved capacity utilization at Petrom's refineries. Due to the high oil price environment we see continuous pressure on the retail margins. The focus of investment in 2006 will be on modernizing the Petrom refineries, the start of construction of a thermal cracker at Schwechat to enable more heavy crudes to be processed, and further expansion of the filling station network. A major refinery restructuring concept will be initiated at Bayernoil, with the aim of aligning the company's interconnected complex of refineries with future market demands.

In the **Gas** segment we are developing the gas business in Petrom and focusing on the strategically important Nabucco pipeline project, which aims to bring gas from the Middle East to Central Europe. This project is still at the development phase, during which all the technical, legal, commercial and financial issues are being investigated.

The closing of the merger between OMV and Verbund is expected towards the end of 2006. Subsequently Verbund will be consolidated into the accounts of the new OMV Verbund AG. As of today the impact on EPS cannot be determined, as this will depend to a large extent on the number of new OMV shares to be issued. Given the strong cash flows of both companies we expect the new group to be financially well positioned.

Q4/05	Q1/06	Q1/05	Δ%	in EUR mn	2005	2004	Δ%
4,561	4,298	3,157	36	Sales [1]	15,580	9,829	59
462	*589*	*299*	*97*	*EBIT E&P*	*1,594*	*469*	*240*
(101)	*(37)*	*117*	*n.a.*	*EBIT R&M*	*411*	*481*	*(14)*
22	*33*	*20*	*67*	*EBIT Gas*	*68*	*76*	*(11)*
–	–	*9*	*n.a.*	*EBIT Chemicals*	*6*	*20*	*(70)*
(51)	*(45)*	*(17)*	*161*	*EBIT Corporate*	*(121)*	*(71)*	*71*
332	541	427	27	EBIT Group	1,958	975	101
541	*530*	*304*	*74*	*Clean EBIT E&P* [2]	*1,718*	*448*	*284*
1	*(34)*	*121*	*n.a.*	*Clean EBIT R&M* [2]	*604*	*512*	*18*
18	*33*	*20*	*66*	*Clean EBIT Gas* [2]	*67*	*77*	*(13)*
–	–	*9*	*n.a.*	*Clean EBIT Chemicals* [2]	*6*	*22*	*(73)*
(23)	*(37)*	*(16)*	*132*	*Clean EBIT Corporate* [2]	*(89)*	*(50)*	*77*
537	491	437	12	Clean EBIT [2]	2,305	1,008	129
357	526	404	30	Income from ordinary activities	1,948	1,015	92
262	430	310	39	Net income	1,496	690	117
237	319	256	24	Net income after minorities	1,256	689	82
335	297	263	13	Clean net income after minorities	1,391	711	96
0.79	1.07	0.86	24	EPS in EUR	4.21	2.55	65
1.12	1.00	0.88	13	Clean EPS in EUR	4.66	2.64	77
302	506	625	(19)	Cash flow from operating activities	2,108	1,039	103
1.01	1.69	2.09	(19)	CFPS in EUR	7.06	3.86	83
–	30	25	23	ROFA (%) [3]	29	24	20
–	22	20	10	ROACE (%) [3]	20	15	29
–	21	21	5	ROE (%) [3]	22	19	15
49,919	47,282	57,232	(17)	OMV employees	49,919	57,480	(13)
44,693	41,992	50,737	(17)	thereof Petrom	44,693	51,005	(12)

[1] Sales excluding petroleum excise tax [2] Adjusted for special, non-recurring items; figures 2005 exclude result from discontinued operations [3] 2004: calculation based on figures excluding Petrom

Exploration and Production (E&P)

Q4/05	Q1/06	Q1/05	Δ%	in EUR mn	2005	2004	Δ%
1,042	879	750	17	Segment sales	3,444	983	250
462	589	299	97	EBIT	1,594	469	240
(79)	59	(5)	n.a.	Special items	(124)	21	n.a.
541	530	304	74	Clean EBIT	1,718	448	284

Q4/05	Q1/06	Q1/05	Δ%	Key performance indicators	2005	2004	Δ%
31.4	30.4	31.1	(2)	Total hydrocarbon production in mn boe	123.3	45.9	169
342,000	337,000	345,000	(2)	Total hydrocarbon production in boe/d	338,000	125,000	169
16.9	15.6	16.1	(3)	Crude oil and NGL production in mn bbl	65.6	27.7	137
84.5	85.5	86.9	(2)	Natural gas production in bcf	334.9	109.3	206
56.90	61.78	47.50	30	Average Brent price in USD/bbl	54.38	38.22	42
54.92	55.00	39.59	39	Average realized crude price in USD/bbl	49.78	33.77	47
67.98	37.19	34.25	9	Exploration expenditure in EUR mn	150.65	95.71	57
66.13	26.89	25.23	7	Exploration expenses in EUR mn	132.22	68.01	94
11.19	9.88	9.39	5	OPEX in USD/boe	10.46	5.61	87

relevant 2005 figures adopted as including Petrom

Thereof Petrom (included above)

Q4/05	Q1/06	Q1/05	Δ%	in EUR mn	2005	2004	Δ%
224	349	130	168	EBIT [1]	791	–	–
(64)	57	0	n.a.	Special items	(100)	–	–
288	292	130	5	Clean EBIT [1]	891	–	–

Q4/05	Q1/06	Q1/05	Δ%	Key performance indicators	2005	2004	Δ%
220,000	215,000	220,000	(2)	Total hydrocarbon production in boe/d	217,000	–	–
10.04	9.01	9.50	(5)	Crude oil and NGL production in mn bbl	38.62	–	–
1.55	1.57	1.57	0	Natural gas production in bcm [2]	6.18	–	–
54.07	58.26	43.21	35	Average Urals price in USD/bbl	50.87	34.50	47
55.56	53.40	39.09	37	Average realized crude price in USD/bbl	49.43	–	–
104.74	110.5	75.19	47	Regulated domestic gas price for producer in USD/1,000 cbm	–	–	–
14.48	12.06	11.56	4	OPEX in USD/boe	13.10	–	–

[1] Q4/05 underlying figures [2] reported in bcm, as gas prices in Romania are based on cbm

- ▷ **Record oil prices and significantly higher gas prices**
- ▷ **Special income of EUR 57 mn from sale of non-core drilling rigs in Petrom**
- ▷ **2% lower production volumes due to sale of Australian gas asset and lower production in Petrom**

First Quarter 2006 (Q1/06)

For the first time Petrom's E&P business is included in the results. To enable comparability the relevant 2005 E&P figures have been adjusted accordingly.

Furthermore, as of January 1, the gas marketing activities in Romania have been transferred out of Petrom's E&P business, thereby reducing E&P results from 2006 onwards.

Segment sales increased due to higher price levels. The Company's average **realized crude price** showed an increase of 39%. It exceeded the increase of the Brent price, partially resulting from the leverage effect of the higher increase in Urals price. The realized/Brent-price differential narrowed to USD 6.8/bbl from USD 7.9/bbl in Q1/05. The Group's average **realized gas price** increased by 54%, thereby reflecting a rising price environment mainly in Romania, but also in Austria and internationally.

As of Jan 1, 2006 an adjustment was made to the transfer price system of crude transferred out of Petrom's E&P to the R&M business to reflect the higher than average own energy consumption in the two Petrom refineries. Therefore Petrom's internal transfer prices will be about USD 3/bbl lower than in the past. Also the practice of a 1 month time lag in transfer prices was terminated and transfer prices are now aligned with the respective current oil price of the month.

EBIT almost doubled mainly due to increased prices, Petrom contributing about 60% to the good result. Hedging activities being marked to market resulted in expenses of EUR 0.3 mn compared to expenses at EUR 13.2 mn in Q1/05. Both the USD and RON strengthened compared to Q1/05 thereby positively affecting the results.

As part of Petrom's divestment program for non-core activities, 6 off-shore mobile drilling units and also on-shore facilities were sold for a total consideration of USD 100 mn. This resulted in a special income of EUR 57 mn, thus reducing **clean EBIT.**

Production costs excluding royalties (OPEX) in USD/boe increased, both excluding and including the higher OPEX levels of Petrom, driven by higher costs mainly in Austria, Pakistan and the UK despite lower OPEX in New Zealand and Libya. Due to the stronger USD, OPEX in EUR terms increased by 15% compared to last year's level. Petrom's total lifting cost increased by 1% to USD 18.91/boe. This represents a positive trend, given the stronger RON compared to the USD and the fact, that in Q1/05 Kazakhstan production with higher cost/bbl was not included.

Exploration expenditure exceeded the level of Q1/05, mainly due to increased activities in Tunisia and Libya.

Total production of oil, NGL (natural gas liquids) and gas slightly decreased mainly due to the lower volumes of Petrom. **Oil and NGL production** excluding Petrom remained at the same level as Q1/05, however lower volumes in Romania due to natural decline and the economic optimization program led to an overall reduction. **Gas production** decreased due to the asset sale in Australia, which could not be compensated by higher volumes in Pakistan and in New Zealand.

Refining and Marketing (R&M)

Q4/05	Q1/06	Q1/05	Δ%	in EUR mn	2005	2004	Δ%
4,316	3,893	2,871	36	Segment sales	15,081	8,385	80
(101)	(37)	117	(131)	EBIT	411	481	(14)
27	2	51	(95)	thereof petrochemicals west	108	94	16
(102)	(3)	(4)	(35)	Special items	(192)	(31)	521
1	(34)	121	(128)	Clean EBIT	604	512	18

Q4/05	Q1/06	Q1/05	Δ%	Key performance indicators	2005	2004	Δ%
6.04	3.57	4.75	(25)	OMV indicator margin in USD/bbl	6.04	4.05	49
6.10	5.93	5.90	1	Total refining input in mn t	24.38	18.06	35
91	91	89	2	Utilization rate refineries in %	90	94	(4)
5.53	5.61	5.01	12	Total refining sales in mn t	22.00	16.25	35
0.52	0.54	0.56	(2)	thereof petrochemicals in mn t	2.02	1.65	22
4.41	4.25	3.67	16	Marketing sales volumes in mn t	17.44	11.68	49
2,451	2,531	2,442	4	Marketing retail stations	2,451	1,773	38

relevant 2005 figures adopted as including Petrom

Thereof Petrom (included above)

Q4/05	Q1/06	Q1/05	Δ%	in EUR mn	2005	2004	Δ%
(165)	(85)	6	–	EBIT [1]	(208)	–	–
(43)	0	0	–	Special items	(123)	–	–
(123)	(85)	6	–	Clean EBIT [1]	(86)	–	–

Q4/05	Q1/06	Q1/05	Δ%	Key performance indicators	2005	2004	Δ%
4.52	3.47	5.20	(33)	OMV refining margin east in USD/bbl	5.29	–	–
1.50	1.73	1.50	16	Total processed crude in mn t	6.40	–	–
75	88	75	17	Utilization rate refineries in %	80	–	–
1.29	1.54	1.25	24	Refining sales in mn t	5.60	–	–
0.13	0.10	0.14	(25)	thereof petrochemicals in mn t	0.55	–	–
1.16	1.41	1.04	35	Sales volumes Marketing in mn t	5.07	–	–
635	712	662	8	Marketing retail stations	635	–	–

[1] Q4/05 underlying figures

- ▷ **Lower margins in bulk refining, petrochemicals and Marketing**
- ▷ **High crude prices increase cost of own energy consumption in refineries**
- ▷ **Low petrochemical result (excl. Petrom) due to low margins and Schwechat cracker ramp up**
- ▷ **Bulk sales volumes increased due to higher utilization of Petrom refineries**

First quarter 2006 (Q1/06)

For the first time Petrom's R&M business is included in the results. To enable comparability the relevant 2005 R&M figures have been adjusted accordingly.

As of Jan 1, 2006 an adjustment was made to the transfer price system of crude transferred from E&P to the R&M business to reflect the higher than average own energy consumption in the two Petrom refineries. Therefore internal transfer prices will be about USD 3/bbl lower than in the past. Also the practice of a 1 month time lag in transfer prices was terminated and transfer prices are now aligned with the respective current oil price of the month.

R&M **segment sales** increased by 36% mainly due to higher product prices, as well as higher sales volumes in Refining and Marketing.

EBIT turned negative, mainly reflecting a weaker environment in bulk, petrochemicals and marketing. In addition high crude prices adversely impacted results, as they increased the cost of own energy consumption in refineries, in particular in Petrom, where the level of own consumption and losses is significantly above western standards. On March 28 OMV reported a fire at the Schwechat refinery. The resulting plant damage was EUR 10 mn, the majority of which (EUR 7 mn) has been booked at the insurance company reported in OMV's

Corporate and Other segment. Throughput will be reduced until Q3 when final repairs will make a short refinery shutdown necessary. As a result of this we expect the profits to be impacted by around EUR 30 mn. **Clean EBIT** was down 128% and excludes special charges of EUR 3 mn resulting from the fire at the Schwechat refinery.

The **bulk refining** result dropped due to lower refining margins (down by 25%) and a reduced light-heavy crude spread (USD 3.52/bbl vs. USD 4.29/bbl). Notably the Refining business of Petrom was negative, as the refining margin east dropped by 33% and petrochemicals suffered losses due to the high naphtha prices. OMV's **refining input** increased by 1% due to higher utilization in the Petrom refineries and the overall **capacity utilization** increased to 91%. Total **refining sales** were up 12% whereby refining sales in Petrom increased substantially.

The **petrochemicals** result west (excluding Petrom) was low as margins decreased by 16% due to significantly higher cost of oil-based feedstock not completely reflected in the selling price. **Sales volumes** decreased slightly as higher volumes from Schwechat (production is being ramped up gradually since the capacity increase in Q3/05 and should reach full production by end of Q2/06) could not offset lower volumes at the Arpechim refinery.

The **Marketing** result was negative due to the Marketing contribution of Petrom. Export volumes in Petrom increased substantially, however at low margins. Margins in the overall retail sector were still under pressure, especially in Petrom where the high product prices could not be passed on to the market. Marketing volumes grew by 16%, driven by higher Petrom export volumes and retail volumes reflecting the increased number of filling stations and higher demand in gasoline and diesel in Eastern Europe. As of March 31, 2006, OMV's **retail network** grew by 4%, mainly due to the acquisition of 70 stations in the Czech Republic.

Compared to Q4/05, EBIT mainly improved due to special charges of EUR 101 mn in Q4/05 and the higher light/heavy spread whereas lower refining margins and a negative petrochemical result had a negative impact.

Gas

Q4/05	Q1/06	Q1/05	Δ%	in EUR mn	2005	2004	Δ%
245	446	203	120	Segment sales	803	736	9
22	33	20	67	EBIT	68	76	(11)
4	–	(0)	n.a.	Special items	1	(1)	n.a.
18	33	20	66	Clean EBIT	67	77	(13)

Q4/05	Q1/06	Q1/05	Δ%	Key performance indicators	2005	2004	Δ%
2.90	5.03	2.95	71	Combined gas sales volumes in bcm	8.91	8.40	6
661,915	695,068	638,063	9	Storage capacities sold in cbm/h	579,625	768,651	(25)
1,537	1,571	1,531	3	Total gas transportation capacity sold in mn cbm/h*km	1,532	1,491	3

Thereof Petrom (included above)

Q4/05	Q1/06	Q1/05	Δ%	in EUR mn	2005	2004	Δ%
–	11	–	–	EBIT	–	–	–
–	11	–	–	Clean EBIT	–	–	–
–	1.46	–	–	Gas sales volumes in bcm	–	–	–

- **First contribution of Petrom's gas activities**
- **Storage capacities sold increased further**

First quarter 2006 (Q1/06)

As of January the gas marketing activities have been transferred out of Petrom's E&P business and are reported for the first time in the gas business. Thus the entire gas volumes produced by E&P are transferred to Petrom's gas business. The transfer price is based on the domestic gas price for producers allowing reasonable trading margins to reflect the risks of distribution borne by Petrom's gas division.

EBIT was significantly up by 67% as the gas marketing activities of Petrom were included for the first time and as the storage and transport businesses gradually improved.

The **supply business** benefited from the additional Petrom volumes and from higher price levels and higher volumes in the OMV markets.

The **transport business** profited from higher transport volumes. Total gas **transportation capacity sold** increased, primarily due to increased volumes on the West Austria Gas (WAG) pipeline following the signature of a short-term contract for January to April 2006. Also, on the Trans Austria Gas (TAG) pipeline the capacity sold was slightly higher.

The **storage business** continued to recover as the long-term storage contracts terminated last year are being replaced by new short- and mid-term contracts. In order to reflect the average withdrawal and injection capacity sold, which is a separately charged service in the storage business, a new key performance indicator has been introduced, namely the average storage capacities sold. This capacity has been above last year's levels, thereby supporting the good storage result.

Income statement

Q4/05	Q1/06	Q1/05	Consolidated statement of income in EUR 1,000	2005	2004
5,708,346	**5,519,389**	**4,049,633**	**Sales including petroleum excise tax**	**19,849,438**	**13,318,543**
(1,146,951)	(1,221,211)	(893,096)	Petroleum excise tax	(4,269,742)	(3,489,751)
4,561,395	**4,298,178**	**3,156,537**	**Sales revenues**	**15,579,696**	**9,828,792**
(26,707)	(50,632)	(55,437)	Direct selling expenses	(200,921)	(160,388)
(3,667,748)	(3,385,300)	(2,464,522)	Production costs of sales	(11,940,750)	(8,005,614)
866,940	**862,246**	**636,578**	**Gross profit**	**3,438,025**	**1,662,790**
21,807	97,402	231,586	Other operating income	456,687	244,066
(325,304)	(224,112)	(169,690)	Selling expenses	(910,075)	(481,788)
(67,787)	(72,766)	(113,408)	Administrative expenses	(303,322)	(183,956)
(74,236)	(26,774)	(21,402)	Exploration expenses	(132,212)	(68,005)
(2,547)	(2,307)	(3,219)	Research and development expenses	(12,193)	(18,694)
(86,916)	(93,174)	(133,608)	Other operating expenses	(578,543)	(179,445)
331,957	**540,515**	**426,837**	**Earnings before interest and tax**	**1,958,367**	**974,968**
32,483	30,965	35,910	Income from associated companies	101,736	76,868
2,226	7,508	222	Income from other investments	11,974	8,430
(13,805)	(53,802)	(58,659)	Interest expenses	(124,043)	(40,935)
4,128	550	(315)	Other financial expenses	(338)	(4,744)
25,032	**(14,779)**	**(22,842)**	**Net finance cost**	**(10,671)**	**39,619**
356,989	**525,736**	**403,995**	**Profit from ordinary activities**	**1,947,696**	**1,014,587**
(103,997)	(101,713)	(93,600)	Taxes on income	(487,814)	(324,175)
252,992	**424,023**	**310,395**	**Profit from ordinary activities post tax**	**1,459,882**	**690,412**
9,172	5,944	–	Results from discontinued operations net of tax	35,990	–
262,164	**429,967**	**310,395**	**Net income for the period**	**1,495,872**	**690,412**
236,741	**318,919**	**256,440**	**thereof attributable to own shareholders**	**1,256,127**	**688,506**
25,423	111,048	53,955	thereof attributable to minority interests	239,745	1,906
0.79	**1.07**	**0.86**	**Basic earnings per share (EUR)**	**4.21**	**2.55**
–	**–**	**–**	**Dividend per share (EUR)** [1]	**0.90**	**0.44**

[1] 2005: proposal to the Annual General Meeting

First quarter 2006 (Q1/06)

Consolidated sales compared to Q1/05 reflect the increased oil and gas price environment. R&M represented 86% of total consolidated sales, Gas accounted for 10% and E&P for approximately 4% (sales in E&P being in large part inter-company sales rather than third party sales).

The **Group's EBIT** of EUR 541 mn was 27% above the level of Q1/05. The EBIT contribution of **Petrom** was EUR 274 mn and doubled compared to Q1/05. **Special items** refer to a EUR 59 mn income from asset sales (mainly from the disposal of drilling rigs in Petrom, which were identified as non core assets), which were partly offset by special charges at EUR 8 mn for provisions for insurance (provisions for the hypothetical withdrawal premium for exit from the mutual oil and gas insurance companies). **Clean EBIT** rose by 12% to EUR 491 mn. Thus **Petrom's** clean EBIT contribution was EUR 217 mn, up by 60%.

Net income from investment activities reflected the strong contribution from our gas affiliate EconGas, whereas the contribution from Borealis was lower than last year due to weakening margins in that sector. The EUR 8 mn improvement in **net finance cost** compared to Q1/05 reflects lower net interest expenses and a higher income from investments. Compared to Q4/05 mainly FX-losses were higher.

Profit from ordinary activities was above Q1/05 and thus also **taxes on income** for the Group increased. Current taxes on income were EUR 90.5 mn. Expenses from deferred taxes of EUR 11 mn was recognized in Q1/06. The effective **corporate income tax rate**, based on pre-tax profits, decreased again to 19% (Q4/05: 29%; Q1/05: 23%), mainly due to the impact of an increased share of Petrom results to the overall Group results being taxed at 16%, but also as high-tax country liftings in E&P will materialize in the following quarter.

Net income was 39% higher than in Q1/05. EUR 111 mn are attributable to minority interests (mainly to the 49% shareholder of Petrom) thus leading to a **net income after minorities** of EUR 319 mn, and thereby exceeding Q1/05 by 24%. **Clean net income after minorities** excluding net income from discontinued operations was at EUR 297 mn. Thus EPS was at EUR 1.07, while clean EPS after minorities reached EUR 1.00, 13% higher than last year (Q1/05 EUR 0.88; Q4/05 EUR 1.12).

Q4/05	Q1/06	Q1/05	Δ%	in EUR mn	2005	2004	Δ%
34.71	**38.47**	**36.13**	**6**	**Net income from investments**	**113.71**	**85.30**	**33**
17.10	10.85	21.38	(49)	thereof Borealis	61.70	50.00	23
1.15	(4.73)	–	n.a.	thereof AMI Agrolinz Melamine	1.71	–	n.a.
8.97	20.15	8.18	147	thereof EconGas	22.93	16.68	37
3.31	4.03	5.23	(23)	thereof Oberösterreichische Ferngas	9.78	7.56	29

Balance sheet, capital expenditure and gearing

Consolidated balance sheet in EUR 1,000	Mar. 31, 2006	Dec. 31, 2005
Assets		
Non-current assets		
Intangible assets	175,254	143,582
Property, plant and equipment	7,091,170	6,838,115
Investments in associated companies	923,023	881,703
Other financial assets	1,707,027	1,586,964
	9,896,474	**9,450,364**
Receivables and other assets	**380,712**	**351,220**
	10,277,186	**9,801,584**
Deferred taxes	**48,502**	**24,671**
Current assets		
Inventories	1,784,756	1,603,324
Trade receivables	1,812,946	1,753,085
Other receivables and assets	352,983	234,887
Securities and investments	56	1,337
Cash in hand and at bank	2,106,071	1,951,262
Non current assets held for sale	72,394	81,188
	6,129,206	**5,625,083**
	16,454,894	**15,451,338**

Consolidated balance sheet in EUR 1,000	Mar. 31, 2006	Dec. 31, 2005
Equity and liabilities		
Equity		
Capital stock	300,002	300,001
Reserves	6,017,813	5,591,591
Stockholders' equity	**6,317,815**	**5,891,592**
Minority interests	2,000,901	1,801,928
	8,318,716	**7,693,520**
Non-current liabilities		
Pensions and similar obligations	1,010,621	1,010,797
Bonds	1,032,813	1,039,480
Interest-bearing debts	222,787	209,714
Decommissioning and restoration obligations	1,416,489	1,357,539
Provisions	305,707	288,076
Other liabilities	63,872	71,766
	4,052,289	**3,977,372**
Deferred taxes	**254,180**	**220,317**
Current liabilities		
Trade payables	1,860,300	1,471,610
Bonds	137,083	136,148
Interest-bearing debts	369,319	441,214
Tax provisions	137,646	285,186
Other provisions	387,953	407,460
Other liabilities	905,145	786,628
Liabilities associated with assets held for sale	32,260	31,883
	3,829,708	**3,560,129**
	16,454,894	**15,451,338**

Capital expenditure of EUR 433 mn was above last year's level (Q1/05: EUR 227 mn). **E&P** invested EUR 123 mn (Q1/05: EUR 90 mn), mainly for developing fields in Austria, New Zealand and Romania. Capital expenditure in **R&M**, amounting to EUR 281 mn (Q1/05: EUR 118 mn) includes the acquisition of the ARAL retail stations in the Czech Republic but also refers to investments in the refineries in quality enhancement projects. The main focus of investments in the **Gas** segment (EUR 8 mn) was on the West-Austria-Gasleitung (WAG) expansion project. The major part of the EUR 20 mn invested by **Co&O** went to IT projects and a capital increase in Petrom in the amount of EUR 9 mn.

During Q1/06 revenue reserves grew thus increasing **equity** by approximately 8%. The Group's equity ratio thereby remained at 50%. In Q1/06 no shares were either bought or sold. Therefore the total number of own shares held by the Company remained at 1,319,606 as of March 31, 2006. As convertible bonds have been converted, **capital stock** consisted of 300,002,040 shares.

As of March 31, 2006, long and short-term borrowings and bonds stood at EUR 1,762 mn (year end 2005: EUR 1,827 mn) while cash in hand, cheques and cash at bank (including current securities and investments) totalled EUR 2,106 mn (year end 2005: EUR 1,951 mn). Cash and cash equivalents thus exceeded financial liabilities by EUR 344 mn at the end of March 2006 (**net cash**), further increasing from EUR 126 mn net cash at the end of 2005. Thus, as of March 31, 2006 the **gearing ratio** declined to (4)% (year end 2005: (2)%).

Cash flows

Q4/05	Q1/06	Q1/05	Summarized statement of cash flows in EUR 1,000	2005	2004
262,164	**429,967**	**310,395**	**Net income for year**	**1,495,872**	**690,412**
225,411	172,774	168,012	Depreciation and amortization	793,983	479,968
12,804	(2,811)	(8)	Write-ups of non-current assets	(2,711)	(608)
(79,258)	11,332	4,107	Deferred taxes	17,861	51,143
8,627	(56,816)	(299)	Losses/(gains) on the disposal of non-current assets	10,986	(114,451)
(36,060)	(26,865)	(1,578)	Net change in provisions for pensions and severance payments	39,428	(19,484)
(110,502)	25,351	20,253	Net change in other long-term provisions and abandonment provision	(42,657)	14,908
(15,703)	(28,846)	(2,260)	Other adjustments	(65,768)	(80,707)
267,483	**524,086**	**498,622**	**Sources of funds**	**2,246,994**	**1,021,181**
86,010	(172,142)	(277,459)	(Increase)/decrease in inventories	(385,909)	(35,221)
226,260	(170,220)	(155,316)	(Increase)/decrease in receivables	(374,327)	(258,732)
(385,680)	478,361	403,665	Increase in liabilities	322,624	251,775
37,450	(154,751)	152,598	(Decrease)/increase in short-term provisions	248,719	103,619
70,020	285	2,835	Other changes	49,896	(43,314)
301,543	**505,619**	**624,945**	**Net cash from operating activities**	**2,107,997**	**1,039,308**
			Investments		
(328,824)	(314,570)	(285,770)	Intangible assets and property, plant and equipment	(1,213,859)	(590,699)
(322,918)	(92,313)	(16,372)	Investments, loans and other financial assets	(621,631)	(77,012)
(52,449)	(64,199)	0	Acquisitions of subsidiaries net of cash acquired	5,587	(460,781)
(10,453)	10,565	(360)	(Increase)/decrease in short-term financial assets	(11,612)	30,864
			Disposals		
66,663	108,735	30,608	Proceeds from sale of non-current assets	149,283	209,754
211,110	–	–	Proceeds from the sale of subsidiaries, net of cash disposed	358,101	–
(436,871)	**(351,782)**	**(271,894)**	**Net cash used in investing activities**	**(1,334,131)**	**(887,874)**
90,477	22,585	50,000	Increase in long-term borrowings	90,477	749,557
(118,991)	(10,464)	(33,470)	Repayments of long-term borrowings	(352,030)	(297,187)
67,724	(61,856)	6,565	(Decrease)/increase in short-term borrowings	29,588	7,915
5,927	0	(5,120)	Group Financing	0	(71)
(367)	(2,097)	(1,779)	Dividends paid	(133,965)	(107,827)
(4,560)	38	0	Capital introduced	422	675,781
40,210	**(51,794)**	**16,196**	**Net cash from financing activities**	**(365,508)**	**1,028,168**
(43,562)	52,766	69,468	Effect of exchange rate changes on cash and cash equivalents	76,372	(8,740)
(138,680)	**154,809**	**438,715**	**Net increase in cash and cash equivalents**	**484,730**	**1,170,862**
2,089,942	1,951,262	1,466,532	Cash and cash equivalents at beginning of period	1,466,532	295,670
1,951,262	**2,106,071**	**1,905,247**	**Cash and cash equivalents at end of period**	**1,951,262**	**1,466,532**

Free cash flow defined as the difference between cash flow from operating activities less cash flow from investing activities less dividend payments) in Q1/06 amounted to an inflow of EUR 154 mn (Q1/05: inflow of EUR 353 mn).

Economic environment: oil prices and exchange rates


180%
160%
140%
120%
100%
80%
Q1/05
Q2/05
Q3/05
Q4/05
Q1/06
Brent
EUR/RON
EUR/USD

World crude demand in Q1/06 increased by 0.7 mn bbl/d or 0.8% to 85.2 mn bbl/d. This increase was mainly due to high demand from non OECD countries, whereas OECD consumption was down by 0.1%. On the supply side, **world crude production** increased by 0.8 mn or 1.0% to 84.5 mn bbl/d. The shortfall was made up by an inventory rundown of 0.7 mn bbl/d. OPEC boosted output by 0.3 mn bbl/d to 34.0 mn bbl/d, although Iran, Iraq, Nigeria and Venezuela together produced 0.5 mn bbl/d less. The gain in non-OPEC output was driven by Africa and the CIS while production slipped by 0.3 mn bbl/d in both North America and Europe as compared to Q1/05.

Brent began the year USD 20/bbl up year on year, on USD 58.2/bbl. It briefly dipped below this level in mid-February, but climbed to over USD 66/bbl by the end of March. The average price for Brent increased by 30% compared to Q1/05. The price as of March 31, 2006 was USD 66.05/bbl. Rotterdam (euro denominated) middle distillate quotes were 33–37%, premium gasoline prices 43% and heavy fuel oil prices 68% higher than in Q1/05.

The average **US dollar (USD)** was 8% stronger year on year to end Q1 at EUR/USD 1.21. The **Romanian Lei (RON)** strengthened by 4% against the EUR, the rate as of March 31 was 3.51 for EUR 1.

Q4/05	Q1/06	Q1/05	Δ%		2005	2004	Δ%
56.90	61.78	47.50	30	Average Brent price in USD/bbl	54.38	38.22	42
54.07	58.26	43.21	35	Average Ural price in USD/bbl	50.87	34.50	47
1.186	1.202	1.311	(8)	Average EUR/USD FX rate	1.244	1.242	0
3.638	3.564	3.707	(4)	Average EUR/RON FX rate	3.621	4.051	(11)
3.061	2.964	2.827	5	Average USD/RON FX rate	2.911	3.261	(11)

Stock watch: January–March 2006



240%
220%
200%
180%
160%
140%
120%
100%
80%
Q2 05
Q3 05
Q4 05
Q1 06
OMV
ATX prime
FTSE Global Energy
FTSE Eurotop 100

In **Q1/06** sentiment towards international financial markets was positive, with all major indices rising higher (DAX 10%, FTSE 100 7%, FTSE Eurotop 100 6%, Nikkei 4% and Dow Jones 4%). Increasing oil prices due to tensions in Iran and Nigeria fueled oil and gas stocks. The FTSE Global Energy Index (composed of the 30 largest oil and gas companies worldwide) increased by 8%. **OMV's share price** rose by 12% in Q1/06, thus again outperforming its peers and in line with the Austrian Traded Index (ATX), which increased by 13%, making it again one of the top-performing indices worldwide.

OMV share turnover volumes on the Vienna Stock Exchange were EUR 4,840 mn in Q1/06, up 9% from Q4/05. Compared to Q1/05 the turnover increased by 214%, reflecting 15% of the total equity market in Vienna. The OTC (over the counter) turnover in Q1/06 for OMV shares was EUR 1,450 mn, or about 23% of OMV's total turnover volume of EUR 6,290 mn. By comparison, the turnover volumes for the total equity market of the Vienna Stock Exchange were EUR 31,419 mn in Q1/06 (Q1/05: EUR 14,850 mn), reflecting the positive environment for the Austrian financial market.

ISIN: AT0000743059	Market capitalization (March 31)	EUR 16,487 mn
Vienna SE: OMV	Stock exchange turnover in Vienna (Q1/06)	EUR 4,840 mn
Reuters: OMV.VI	Last (March 31) [1]	EUR 55.20
Bloomberg: OMV AV	High (January 30) [1]	EUR 59.86
ADR Level I: OMVKY	Low (January 2) [1]	EUR 50.12
	Shares outstanding (as of March 31) [1]	298,682,434
	Shares outstanding (weighted) in 2006 [1]	298,681,857
ISIN: AT0000341623	3.75% OMV Bond (2003-2010)	
ISIN: AT0000342647	1.5% OMV Convertible Bond (2004-2008)	

Further information

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 1 40 440(21600); e-mail: investor.relations@omv.com
Bettina Gneisz, Press Office	Tel. +43 1 40 440(21660); e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Office	Tel. +43 1 40 440(21660); e-mail: thomas.huemer@omv.com
Homepage:	www.omv.com

Investor News in Q1/06:

2006-05-10 OMV and Verbund merge to create leading energy group in Central Europe
2006-05-08 OMV and Verbund discuss regarding an alliance in the energy sector
2006-03-29 OMV oil and gas discovery in Tunisia
2006-03-14 OMV's 2005 results show continued success
2006-03-13 OMV: Acquisition of 34% of Petrol Ofisi from Doğan Holding
2006-03-08 OMV closes sale of E&P assets in Qatar
2006-03-03 OMV enters Norway
2006-02-16 New significant oil discovery for OMV in Libya
2006-02-03 OMV strengthens position in New Zealand with two new Petroleum Exploration Permits
2006-01-24 OMV and Doğan discuss strategic cooperation regarding Petrol Ofisi
2006-01-17 OMV transfers its activities in Romania, Bulgaria and Serbia and Montenegro to Petrom
2006-01-09 OMV: Green light for development of block S2 in Yemen
2006-01-04 OMV completes acquisition of Czech Aral filling stations

These Investor News can also be found at www.omv.com > Investor Relations > Data Desk > News Releases

Abbreviations:

bbl: barrel(s); bcf: billion cubic feet; bcm: billion cubic meters; bn: billion; boe: barrels of oil equivalent; boe/d: boe per day; m^3/h/km: cubic meter per hour per kilometer; E&P: Exploration and Production; EPS: earnings per share; EUR: euro; m: meter; mn: million; R&M: Refining and Marketing including petrochemicals; t: tons; USD: US dollar

Additional information according to IFRS

Sales

Q4/05	Q1/06	Q1/05	Δ%	in EUR mn	2005	2004	Δ%
1,042	879	750	17	Exploration and Production	3,444	983	250
4,316	3,893	2,871	36	Refining and Marketing	15,081	8,385	80
245	446	203	120	Gas	803	736	9
–	–	117	n.a.	Chemicals	204	393	(48)
46	75	61	24	Corporate and Other	201	161	25
5,650	**5,294**	**4,002**	**32**	**Segment subtotal**	**19,732**	**10,658**	**85**
(1,089)	**(996)**	**(845)**	**18**	**less: internal sales**	**(4,152)**	**(829)**	**401**
4,561	**4,298**	**3,157**	**36**	**OMV Group**	**15,580**	**9,829**	**59**

EBIT

Q4/05	Q1/06	Q1/05	Δ%	in EUR mn	2005	2004	Δ%
462	589	299	97	Exploration and Production	1,594	469	240
(101)	(37)	117	n.a.	Refining and Marketing	411	481	(14)
22	33	20	67	Gas	68	76	(11)
-	-	9	n.a.	Chemicals	6	20	(70)
(51)	(45)	(17)	161	Corporate and Other	(121)	(71)	71
332	**541**	**427**	**27**	**Segment subtotal**	**1,958**	**975**	101
(205)	49	(10)	n.a.	Special items	(347)	(33)	953
2	*-*	*(10)*	*n.a.*	*thereof: Personnel related costs*	*(25)*	*(53)*	*(53)*
(98)	*-*	*-*	*n.a.*	*Petrom restructuring costs*	*(212)*	*-*	*n.a.*
(69)	*-*	*-*	*n.a.*	*Unscheduled depreciation*	*(69)*	*(67)*	*3*
-	*59*	*-*	*n.a.*	*Asset disposal*	*3*	*113*	*(97)*
(27)	*(8)*	*-*	*n.a.*	*Insurance*	*(27)*	*-*	*n.a.*
(14)	*(3)*	*-*	*n.a.*	*Other*	*(16)*	*(26)*	*(38)*
537	**491**	**437**	**12**	**OMV Group clean EBIT** [1]	**2,305**	**1,008**	129
541	530	304	74	thereof E&P	1,718	448	284
1	(34)	121	n.a.	R&M	604	512	18
18	33	20	66	Gas	67	77	(13)
-	-	9	n.a.	Chemicals	6	22	(73)
(23)	(37)	(16)	132	Corporate	(89)	(50)	77

[1] Special items are added back or deducted from EBIT; for more details please refer to each specific segment.

Changes in stockholders' equity in EUR 1,000

	Share capital	Capital reserves	Revenue reserves	Other reserves	Treasury shares	OMV stock-holders	Minority interests	Stockholders' equity
January 1, 2006	300,001	993,299	3,941,566	671,196	(14,470)	5,891,592	1,801,928	7,693,520
Unrealized gains/(losses):								
Securities:								
Direct equity adjustment before taxes on income				53,757		53,757	1,010	54,767
Income taxes				(2,021)		(2,021)	(161)	(2,182)
Realized gains/(losses) recognized in income statement before taxes on income				(282)		(282)	(270)	(552)
Taxes on income				45		45	43	88
Financial instruments:								
Direct equity adjustment before taxes on income				4,395		4,395	(1,984)	2,411
Income taxes				(777)		(777)	317	(460)
Exchange differences from translation of foreign operations				69,153		69,153	75,410	144,563
Realized gains/(losses) recognized in income statement								
Gains/(losses) recognized directly in equity resulting from a company consolidated at equity								
Gains/(losses) recognized directly in equity, net of taxes on income				124,270		124,270	74,365	198,635
Net income for year			318,919			318,919	111,048	429,967
Total gains/(losses) for the year			318,919	124,270		443,189	185,413	628,602
Dividend distribution							(2,097)	(2,097)
Repurchase of own shares								
Sale of own shares								
Capital increase	1	37				38		38
Increase/(decrease) in minority interests			(17,003)			(17,003)	15,656	(1,347)
March 31, 2006	300,002	993,336	4,243,482	795,466	(14,470)	6,317,816	2,000,900	8,318,716